# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: Common shares
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 3508409
Date of event which requires filing of this statement: 09/01/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002012044

## Reporting persons
- Gunn John A.: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,457,996 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, ISRAEL, 3508409

## Item 2. Person Filing
Name of person filing: John A. Gunn
Address of principal business office or, if none, residence:
1651 Waverley Street
Palo Alto, CA 94301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,457,996 common shares
Percent of class: 5.9
Sole power to vote or to direct the vote: 2,457,996
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gunn John A.: John A. Gunn, Shareholder (02/14/2024)